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                          April 5, 2021

       David-Alexandre C. Gros
       Chief Executive Officer
       Eledon Pharmaceuticals, Inc.
       19900 MacArthur Blvd., Suite 550
       Irvine, CA 92612

                                                        Re: Eledon
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 31,
2021
                                                            File No. 333-254890

       Dear Mr. Gros:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan A. Murr, Esq.